Exhibit 8.1

SUBSIDIARIES OF ELETROBRAS

Name	Percentage of Shareholding
Eletronorte	99.66%
Chesf	99.58%
Furnas	99.56%
CGT Eletrosul	99.8915%
Eletronuclear	99.95%
Itaipu Binacional(*)	50.00%

(*) Jointly controlled with ANDE (Paraguay)

On March 2020, Eletrobras transferred to Centrais Elétricas do Norte do Brasil SA (“Eletronorte”), as approved in its 176th Extraordinary General Meeting, the shareholding control of Amazonas Geração e Transmissão de Energia S.A. (“AmGT”).